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                             March 29, 2022

       Richard Ferrari
       Executive Chairman of the Board
       Tenon Medical, Inc.
       104 Cooper Court
       Los Gatos, CA 95032

                                                        Re: Tenon Medical, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 14,
2022
                                                            File No. 333-260931

       Dear Mr. Ferrari:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Summary Risk Factors, page 10

   1. We note your response to our prior comment 1. Please ensure that the amended charter is filed as an exhibit to
the registration statement prior to effectiveness.
       Certain Relationships and Related Party Transactions, page 95

   2. We note your disclosure on page F-23 related to an IP Sale and Purchase Agreement that you entered into on
December 31, 2021, which is also filed as Exhibit 10.32. Please revise your disclosure here to
reflect this recent related party transaction. Refer to Item 404 of
                                                        Regulation S-K.
 Richard Ferrari
Tenon Medical, Inc.
March 29, 2022
Page 2

        You may contact Jeanne Bennett at (202) 551-3606 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters.
Please contact Jessica Ansart at (202) 551-4511 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameRichard Ferrari
                                                           Division of
Corporation Finance
Comapany NameTenon Medical, Inc.
                                                           Office of Life
Sciences
March 29, 2022 Page 2
cc:       Jeffrey P. Wofford, Esq.
FirstName LastName